UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27888D101

(CUSIP Number)

Nelson Oliveira

Albright Capital Management LLC

1101 New York Avenue, NW, Suite 900

Washington, D.C. 20005

(202) 370-3528

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 27888D101	13D	Page 2 of 10 Pages

(1) Names of reporting persons	ACM Emerging Markets Master Fund I, LP

(2) Check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [X]

(3) SEC use only

(4) Source of funds (see instructions)	WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	[ ]

(6) Citizenship or place of organization.	Cayman Islands

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power.	0

(8) Shared voting power.	3,310,648

(9) Sole dispositive power.	0

(10) Shared dispositive power.	3,310,648

(11) Aggregate amount beneficially owned by each reporting person.	3,310,648 (see Attachment A)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	[ ]

(13) Percent of class represented by amount in Row (11).	43% (see Attachment A)

(14) Type of reporting person (see instructions).	PN

CUSIP No. 27888D101	13D	Page 3 of 10 Pages

(1) Names of reporting persons	Albright Capital Management LLC

(2) Check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [X]

(3) SEC use only

(4) Source of funds (see instructions)	AF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	[ ]

(6) Citizenship or place of organization.	Delaware, United States of America

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power.	0

(8) Shared voting power.	3,310,648

(9) Sole dispositive power.	0

(10) Shared dispositive power.	3,310,648

(11) Aggregate amount beneficially owned by each reporting person.	3,310,648 (see Attachment A)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	[ ]

(13) Percent of class represented by amount in Row (11).	43% (see Attachment A)

(14) Type of reporting person (see instructions).	IA

CUSIP No. 27888D101	13D	Page 4 of 10 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2930 W. Sam Houston Pkwy N., Suite 275, Houston, Texas 77043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by ACM Emerging Markets Master Fund I, LP (the “Fund”) and Albright Capital Management LLC (the “Manager”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is provided with respect to the Manager.

(b)	The business address of each of the Reporting Persons is:

1101 New York Avenue, NW, Suite 900

Washington, D.C. 20005

(c)	The present principal business of each of the Reporting Persons is the private investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

ACM Emerging Markets Master Fund I, LP	Cayman Islands
Albright Capital Management LLC	Delaware, United States of America

Additional information concerning the Reporting Persons is set forth on Attachment A hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On May 28, 2014, the Issuer borrowed approximately $11.9 million from the Fund pursuant to the Note Agreement (defined below), with such amount convertible into shares of Common Stock at a price of $6.00 per share, or 1,977,315 shares of Common Stock. On July 14, 2014, 1,333,333 shares of the Issuer’s Common Stock were acquired by the Fund from the Issuer at a price of $6.00 per share for an aggregate purchase price of approximately $8 million. All such shares were acquired with working capital of the Fund.

Other than the transactions reported in the preceding paragraph, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

CUSIP No. 27888D101	13D	Page 5 of 10 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by them for investment purposes in the ordinary course of their businesses.

On May 28, 2014 , the Fund and the Issuer entered into a Convertible Note Facility Agreement (the “Note Agreement”), which allows the Issuer to issue to the Fund a multiple draw secured promissory note (the “Convertible Note”) with a maximum aggregate principal amount of $22 million, convertible into Common Stock at a price of $6 per share. The unpaid principal amount of the notes bears an interest rate of 14% per annum and matures on the date that is four years following May 28, 2014. The amount outstanding under the Note Agreement as of September 30, 2014 is approximately $12 million, convertible into 1,977,315 shares of Common Stock. Also on May 28, 2014 and as a condition precedent for the closing of the Note Agreement, the Issuer entered into a Securities Purchase Option Agreement with the Fund pursuant to which the Fund had the option (the “Option”) to purchase an aggregate of 1,333,333 shares of Common Stock, at a price of $6.00 per share. On July 14, 2014, the Fund exercised the Option and completed the purchase of 1,333,333 shares of Common Stock of the Issuer, at a price of $6.00 per share, for an aggregate purchase price of $8,000,000.

Stockholder Rights Agreement. The Issuer, the Fund and certain stockholders entered into a Stockholder Rights Agreement (the “Stockholder Rights Agreement”) on May 28, 2014.

Pursuant to the Stockholder Rights Agreement, upon exercise of the Option, the Fund obtained the right to nominate up to a total of three individuals for election to the board of directors of the Issuer (the “Board”) subject to the mutual agreement of the Fund and certain stockholders party to the Stockholders Rights Agreement (the “Management Stockholders”) to a slate of individuals to be nominated for election. On May 28, 2014, Mr. Ahmad Al-Sati was elected to the Board pursuant to the foregoing contractual requirements. Subsequently on July 9, 2014 Mr. Lap Chan and Mr. John Yonemoto were elected to the Board.

Further, so long as the Fund beneficially owns at least 5% of the issued and outstanding Common Stock (calculated on a fully diluted basis), the Issuer will have an audit committee, a compensation committee, and a nominating committee and will designate at least one director nominated by the Fund to each such committee. Mr. Al-Sati was appointed by the Board as a member of the Issuer’s audit committee, compensation committee and nominating committee, respectively, pursuant to the foregoing contractual requirements.

Additionally, so long as it beneficially owns at least 5% of the issued and outstanding Common Stock, (i) the Fund has the right to nominate at least one individual for election to the Board and (ii) certain key actions of the Issuer, including but not limited to, changes in numbers of directors, sale of all or substantially all assets of the Issuer or issuance of a new class of capital stock, will require approval by at least two-thirds of the Board.

Other than as described above, the Reporting Persons do not have any current plans or proposals which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 27888D101	13D	Page 6 of 10 Pages

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 7,683,088 shares of Common Stock outstanding (consisting of 5,705,773 shares of outstanding common stock plus 1,977,315 shares of common stock issuable upon the exercise of all outstanding options, warrants, rights or conversion privileges which are exercisable by the Reporting Persons within 60 days of the date of this Report). 5,705,773 is the total number of shares of Common Stock outstanding as reported in the Issuer’s S-1 filed with the Securities and Exchange Commission on September 9, 2014 and effective on September 19, 2014. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. ACM Emerging Markets Master Fund I, LP

(a)	As of the date of this filing, the Fund was the record owner and beneficial owner of 3,310,648 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 43% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	3,310,648

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,310,648

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

B. Albright Capital Management, LLC

(a)	In its capacity as general partner and investment adviser of the Fund, the Manager may be deemed to be the beneficial owner of 3,310,648 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 43% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	3,310,648

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,310,648

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

CUSIP No. 27888D101	13D	Page 7 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholder Rights Agreement. So long as the Fund beneficially owns at least 15% of the issued and outstanding Common Stock (calculated on a fully diluted basis) and until the Issuer repays in full or converts in full the Convertible Note, the Fund will have a right of first refusal to purchase up to 40% of any Common Stock to be issued by the Issuer. Subject to the same conditions, the Fund and the Management Stockholders will have rights of first refusal and tag-along rights to any proposed transfer of Common Stock.

Registration Rights Agreement. The Issuer, the Fund and certain other parties (collectively, the “Registration Rights Holders”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer will grant certain registration rights to the Registration Rights Holders with respect to the shares of Common Stock held by the Rights Holders (the “Registrable Securities”), including those shares of Common Stock issuable upon the conversion of the Convertible Note and the exercise of the Option. Under the Registration Rights Agreement, the Registration Rights Holders will have certain customary registration rights, including demand rights and piggyback rights, subject to certain underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration and disposition of the Registrable Securities in compliance with the Issuer’s obligations under the Registration Rights Agreement.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement(1)

99.2	Registration Rights Agreement, dated as of May 28, 2014, by and among Eco-Stim Energy Solutions, Inc. and the parties named therein. (2)

99.3	Stockholder Rights Agreement, dated as of May 28, 2014, by and among Eco-Stim Energy Solutions, Inc. and the parties named therein. (2)

99.4	Convertible Note Facility Agreement, dated as of May 28, 2014, by and between Eco-Stim Energy Solutions, Inc. and ACM Emerging Markets Master Fund I, L.P. (2)

99.5	Securities Purchase Option Agreement, dated as of May 28, 2014, by and among Eco-Stim Energy Solutions, Inc. and ACM Emerging Markets Master Fund I, L.P. (2)

(1) Filed herewith.

(2) Filed as an exhibit to the Issuer’s current report on Form 8-K filed on June 4, 2014 and incorporated by reference herein.

CUSIP No. 27888D101	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nelson R. Oliveira
Nelson R. Oliveira, as general counsel of Albright Capital Management, LLC and for Albright Capital Management, LLC as the general partner of ACM Emerging Markets Master Fund I, LP

CUSIP No. 27888D101	13D	Page 9 of 10 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each such party.

/s/ Nelson R. Oliveira
Nelson R. Oliveira, as general counsel of Albright Capital Management, LLC and for Albright Capital Management, LLC as the general partner of ACM Emerging Markets Master Fund I, LP

CUSIP No. 27888D101	13D	Page 10 of 10 Pages

ATTACHMENT A

The Manager is the general partner and investment adviser of the Fund. The Manager may be deemed to possess voting and investment control over the shares of Common Stock held by the Fund and, accordingly, the Investment Committee of the Manager may be deemed to have indirect beneficial ownership of such shares. The Investment Committee of the Manager is composed of John Yonemoto, Gregory B. Bowes, Pieter Wernink, Serdar Saginda, James O’Brien and Michael Warren.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D, except to the extent of his or its pecuniary interest therein.